American Dairy, Inc.
Star City International Building, 10 Jiuxianqiao Road, C-16th Floor
Chaoyang District, Beijing, 100016, China

May 8, 2009

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	American Dairy, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-144575)

Ladies and Gentlemen:

American Dairy, Inc., a Utah corporation (the “Company”), hereby makes application to withdraw its Registration Statement on Form S-1 (File No. 333-144575), including all amendments and exhibits thereto (the “2007 Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2007 and amended on August 23, 2007, September 10, 2007, September 26, 2007, and October 1, 2007, to be withdrawn effective immediately.

The 2007 Registration Statement is being withdrawn because the Company received notification of an informal SEC investigation related to individuals and entities that provided accounting or certain advisory services to the Company, including Murrell, Hall, McIntosh & Co. PLLP (“MHM”), the Company’s prior independent registered public accountant, and the Company subsequently terminated MHM and initiated a voluntary re-audit of certain of the Company’s historical financial statements.  None of the Company’s securities were sold pursuant to the prospectus included in the 2007 Registration Statement.  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the 2007 Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

On April 24, 2009, the Company filed a new Registration Statement on Form S-1 (File No. 333-158777) (the “2009 Registration Statement”) containing financial statements audited by its new independent registered public accountants.  The Company is currently awaiting comments from the staff of the Commission regarding the 2009 Registration Statement and intends to request effectiveness of the 2009 Registration Statement once it has addressed all such comments.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the 2007 Registration Statement be credited for future use.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the 2007 Registration Statement, with a copy to the Company’s counsel, DLA Piper LLP (US) (“DLA Piper”), as soon as it is available. The facsimile number of the Company is (626) 289-0087 and the facsimile number of DLA Piper is (206) 839-4801. If you have any questions with respect to this matter, please contact Matt Adler of DLA Piper at (206) 839-4800.

Very truly yours,

American Dairy, Inc.

By:	/s/ Jonathan H. Chou
Jonathan H. Chou, Chief Financial Officer